Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Delhi Transport Corporation signs a definitive agreement with Tata Motors’ subsidiary for operating 1500 electric buses

Key Highlights:

•	Largest order to date for electric buses by Delhi Transport Corporation; part of the Grand Challenge by Convergence Energy Services Limited
•	This will cover supply, operations and maintenance of 1500 low-floor, 12-metre air-conditioned electric buses
•	Tata Starbus EV offers superior design and best-in-class features for comfortable travel

New Delhi, December 29, 2022: Tata Motors, India’s largest commercial vehicle manufacturer, announces that Delhi Transport Corporation (DTC) has signed a definitive agreement with its fully owned subsidiary, TML CV Mobility Solutions Ltd. for operation of 1500 electric buses in the city of New Delhi. As part of the agreement, TML CV Mobility Solutions Ltd. will supply, operate and maintain 1500 units of 12-metre low-floor air-conditioned electric buses for a period of 12 years. Tata Starbus EV is an indigenously developed vehicle with superior design and best-in-class features for sustainable and comfortable commute.

Commenting on the announcement, Ms. Shilpa Shinde, IAS, Managing Director, Delhi Transport Corporation said, “We are pleased to have signed an agreement for the largest order of 1500 electric buses in Delhi. This is a significant step towards embracing electric mobility in the capital city. The induction of zero-emission, noise-free buses will greatly help in improving the city’s air quality. The new buses will also immensely benefit the commuters with its ultra-modern features and comfortable seating.”

Commenting on the occasion, Mr. Asim Kumar Mukhopadhyay, Chairman, TML CV Mobility Solutions Limited said, “It is indeed a historic occasion for us as we sign a definitive agreement for the country’s largest electric bus order. Our relationship with DTC, which stands strong for over a decade, is based on the foundation of mutual trust and cooperation and this order will further strengthen it. We are confident that the electric buses will provide sustainable, safe and comfortable public transportation to the commuters of Delhi.”

Tata Motors’ state-of-the-art research and development facilities have steadily worked to engineer innovative mobility solutions powered by alternate fuel technology, including battery-electric, hybrid, CNG, LNG and Hydrogen Fuel Cell technology. Till date, Tata Motors has supplied more than 730 electric buses across multiple cities in India, which have cumulatively clocked more than 55 million kilometres, with an uptime of over 95%.

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About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

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Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

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